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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         FOR THE MONTH OF JANUARY, 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F     X      Form 40-F
                    ----------           ----------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes             No     X
              ----------     ----------

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)


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[CNH LOGO]                                                  [KOBELCO LOGO]

                                                            NEWS RELEASE



              CNH, KOBE STEEL AND KOBELCO FINALIZE GLOBAL ALLIANCE


FOR MORE INFORMATION CONTACT:

JEFFREY T. WALSH Media Relations  (1) 847 955 3939



Lake Forest (January 10, 2002) - CNH Global N.V. (NYSE: CNH), the third largest construction equipment maker in the world, announced today the completion of its global alliance with Kobe Steel, Ltd., and Kobelco Construction Machinery Co., Ltd., the world's fourth largest manufacturer of hydraulic excavators, for the development, production and selling of crawler excavators, including mini-excavators, on a worldwide basis. With all necessary government approvals in hand, the parties signed the final agreements today in Tokyo.

"This alliance is of strategic importance for our current and future position within the global construction equipment business" said Paolo Monferino, CNH president and chief executive officer. "The introduction of the new excavator technology will allow CNH the global reach we require to be competitive in today's market. A best-in-class product offering, economies of scale, purchasing and manufacturing efficiencies, and a stronger and wider distribution network are the key success factors of the newly announced alliance."

"Kobelco will become a full line supplier of construction equipment in Japan and the Asia Pacific region, with the addition of CNH's broad product offering which serves all industry segments in specific customer needs," said Tsuguto Moriwaki, president and chief executive officer of Kobelco. "Our alliance will enable us to better serve our customers worldwide. Customers in Japan and the Asia Pacific region can look forward to a wider range of products and a more extensive network. Kobelco will also have access to state of the art manufacturing plants in Europe."

At closing, CNH has acquired a 10% interest in Kobelco Construction Machinery in Japan and a 65% interest in Kobelco America. Likewise, Kobelco has acquired 100% of CNH's construction equipment operations in Australia, Asia and China, becoming an exclusive distributor of the Case and New Holland brands of construction equipment in this region.

In the third quarter 2002, CNH will increase its interest in Kobelco Construction Machinery in Japan to 20%. During the same period, in Europe, CNH and Hitachi Construction Machinery Company, Ltd. will end their European regional alliance. At that time, the operations of Fiat-Hitachi and Kobelco Construction Machinery (Europe) B.V. will be combined to create Fiat-Kobelco Construction Machinery in Europe. CNH will





                   - CNH Global N.V. Global Management Office
    100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -
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own 75% of the new entity and Kobelco Construction Machinery will hold a 20%
interest. Sumitomo Corporation will maintain its 5% stake.

CNH has the option to increase its interest in Kobelco Construction Machinery in Japan to 35% by the third quarter 2004. Likewise, Kobelco Construction Machinery in Japan has the option to increase its interest in Fiat-Kobelco Construction Machinery in Europe to 35% by the same period.

In Europe, crawler excavators will be sold under both the Fiat-Kobelco and Kobelco brands. Sumitomo Construction Machinery will continue to supply crawler excavators to the Case Construction network and brand, and to the Link-Belt network and brand in the Americas.

                                       ###

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2000 were over $10 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Link-Belt, New Holland, and O&K brands. Kobe Steel, Ltd. is one of Japan's leading steelmakers, as well as suppliers of aluminum and copper products. Other major businesses include welding consumables, infrastructure and plant engineering, industrial machinery, and electronics and information. For the fiscal year ended March 2001, Kobe Steel had consolidated sales of about US$ 11.1 billion. The company has head offices in Kobe and Tokyo, Japan. For more information, please visit www.kobelco.co.jp/indexe.htm
----------------------------

Kobelco Construction Machinery Co., Ltd., wholly-owned by Kobe Steel, is one of Japan's top manufacturers of hydraulic excavators and cranes. Based in Tokyo, Japan, Kobelco has annual sales of approximately US$ 1.3 billion. For more information, please visit www.kobelco-kenki.co.jp/english_index.html
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                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                               CNH Global N.V.



                                               By:  /s/ Debra E. Kuper
                                                    ----------------------------
                                                        Debra E. Kuper
                                                        Assistant Secretary



January 10, 2002